UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EverMem, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 17, 2015

Physical address of issuer
1053 Stanford Ave, Palo Alto, CA 94306

Website of issuer
https://flipword.co

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$20,370.00	$816.00
Cash & Cash Equivalents	$20,370.00	$816.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$6,168.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$72.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$763.00	$0.00
Net Income	-$58,807.00	-$25,066.00

4/30/2018

FORM C-AR

EverMem, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EverMem, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://flipword.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EverMem, Inc. (the "Company") is a Delaware Corporation, formed on July 17, 2015. The Company is currently also conducting business under the name of FlipWord.

The Company is located at 1053 Stanford Ave, Palo Alto, CA 94306.

The Company's website is https://flipword.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our Company provides a Chrome extension and (anticipate) a mobile app to help the consumer learn a foreign language. Our customers learn and review the language through bite-sized interactive lessons hidden behind a few words on webpages they are browsing through Chrome. They never need to spend dedicated time or motivate themselves to persist in learning. We charge a monthly subscription fee, which can be deducted accordingly if our customers reach their daily goal.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Thomas Reese and Yinghua Yang who are Chief Executive Officer; Chief Technology Officer and Chief Operating Officer; Chief Design Officer of the Company. The Company has or intends to enter into employment agreements with Thomas Reese and Yinghua Yang although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Thomas Reese and Yinghua Yang or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Thomas Reese and Yinghua Yang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Thomas Reese and Yinghua Yang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent

with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our Company provides a Chrome extension and (anticipate) a mobile app to help the consumer learn a foreign language. Our customers learn and review the language through bite-sized interactive lessons hidden behind a few words on webpages they are browsing through Chrome. They never need to spend dedicated time or motivate themselves to persist in learning. We charge a monthly subscription fee, which can be deducted accordingly if our customers reach their daily goal.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of cohesive language knowledge and interesting, well-timed review. We allow customers to explore a new language without leaving the context of their own.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
FlipWord	A Chrome extension that replaces words on webpages with customers' desired language.	Consumer language learning market in the United States

We are constantly researching and developing new features for FlipWord, which we think might help our customers' learning. We are also hoping to enrich our teaching contents and build a comprehensive learning system by the end of this year. We recently started developing a mobile app which we hope will be able to meet our goals and be released in the future.

We offer our product through the Google Chrome Web store, with redirect from our online website. We advertise through various channels to funnel traffic to our website.

Competition
The Company's primary competitors are Duolingo, Rosetta Stone, Memrise.

The market is very competitive with lots of basic entry level competitors, but only a few very large entities. All are generally valued by consumers based on perception of expected results, and there is room for significant overlap, as multiple products can be used simultaneously at any time. Competitors currently rely on simplicity or brand recognition to sell their products. Our main competitive factors are long-term maintained results, simplicity, required time investment, and diversity of platform support.

Supply Chain and Customer Base
Our most important assets are our people and intellectual property they create. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are primarily in the consumer and individual education markets.

Intellectual Property
The Company is dependent on the following intellectual property:

Filed a provisional patent, but have yet to submit a full patent application

Governmental/Regulatory Approval and Compliance
The main governmental regulations that may affect us are taxes and data retention policies across various regions as we expand.

Litigation
None

Other
The Company's principal address is 1053 Stanford Ave, Palo Alto, CA 94306

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Thomas Reese

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer (July 17, 2015 - present) Chief Technology Officer (July 17, 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Facebook, (Oct 2016 - present) Graduate Teaching Assistant, University of Illinois at Urbana-Champaign, Aug 2013 - May 2015

Education
M.S. Computer Science from University of Illinois at Urbana-Champaign B.S. Computer Science from Missouri University of Science and Technology

---

Name
Yinghua Yang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer (Jun 3, 2016 - present) Chief Design Officer (Jun 3, 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
User Experience Researcher, John Deere Technology Innovation Center, Jun 2015 - Jan 2016 Graduate Teaching Assistant, University of Illinois at Urbana-Champaign, Aug 2013 - Dec 2015

Education
Master of Arts in the Teaching of English as a Second Language, University of Illinois at Urbana- Champaign Bachelor of Arts in Business English, Zhongnan University of Economics and Law

---

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Thomas Reese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (July 17, 2015 - present) Chief Technology Officer (July 17, 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Facebook, (Oct 2016 - present) Graduate Teaching Assistant, University of Illinois at Urbana-Champaign, Aug 2013 - May 2015

Education
M.S. Computer Science from University of Illinois at Urbana-Champaign B.S. Computer Science from Missouri University of Science and Technology

---

Name
Yinghua Yang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer (Jun 3, 2016 - present) Chief Design Officer (Jun 3, 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
User Experience Researcher, John Deere Technology Innovation Center, Jun 2015 - Jan 2016 Graduate Teaching Assistant, University of Illinois at Urbana-Champaign, Aug 2013 - Dec 2015

Education
Master of Arts in the Teaching of English as a Second Language, University of Illinois at Urbana- Champaign Bachelor of Arts in Business English, Zhongnan University of Economics and Law

---

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,428,571
Voting Rights	Each stockholder has one vote for each share of stock held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record may vote in person or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent or by a transmission permitted by law and delivered to the Secretary of the Company. No stockholder may authorize more than one proxy for his or her shares.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	81,883
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreements for Future Equity)	81,883	$81,883	Software Application Development	January 31, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Thomas Reese and Yinghua Yang.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Thomas Reese	70.0%
Yinghua Yang	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: growing our user base substantially, maintaining consistent month-over-month user base growth, developing new/improved, highly effective learning methods, developing basic mobile learning tools using our methods, and testing user conversion to a paid model.

Liquidity and Capital Resources

On 1/31/2017 the Company conducted an offering pursuant to Regulation CF and raised $81,883.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Thomas Reese
(Signature)

Thomas Reese
(Name)

Chief Executive Officer; President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Thomas Reese
(Signature)

Thomas Reese
(Name)

Chief Executive Officer; President
(Title)

4/30/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Form 1120S

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
▶ Information about Form 1120S and its separate instructions is at www.irs.gov/form1120s.

OMB No. 1545-0123

2016

For calendar year 2016 or tax year beginning 01-01, 2016, ending 06-01, 20 16

A S election effective date
07-17-2015

B Business activity code number (see instructions)
519100

C Check if Sch. M-3 attached ☐

Name EVERMEM INC

TYPE OR PRINT

Number, street, and room or suite no. If a P.O. box, see instructions.
1053 STANFORD AVE

City or town, state or province, country, and ZIP or foreign postal code
PALO ALTO CA 94306

D Employer ID number
47-4653411

E Date incorporated
07-17-2015

F Total assets (see inst.)
$ 816

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☒ Address change **(4)** ☐ Amended return **(5)** ☒ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year ▶ 1

Caution: Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income	1a	Gross receipts or sales	1a	18
	b	Returns and allowances	1b	
	c	Balance. Subtract line 1b from line 1a	1c	18
	2	Cost of goods sold (attach Form 1125-A)	2	
	3	Gross profit. Subtract line 2 from line 1c	3	18
	4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	4	
	5	Other income (loss) (see instructions—attach statement)	5	
	6	**Total income (loss).** Add lines 3 through 5 ▶	6	18
Deductions (see instructions for limitations)	7	Compensation of officers (see instructions—attach Form 1125-E)	7	
	8	Salaries and wages (less employment credits)	8	
	9	Repairs and maintenance	9	
	10	Bad debts	10	
	11	Rents	11	377#2
	12	Taxes and licenses	12	298#3
	13	Interest	13	
	14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	14	
	15	Depletion **(Do not deduct oil and gas depletion.)**	15	
	16	Advertising	16	
	17	Pension, profit-sharing, etc., plans	17	
	18	Employee benefit programs	18	
	19	Other deductions (attach statement)	19	1,283#4
	20	**Total deductions.** Add lines 7 through 19 ▶	20	1,958
	21	Ordinary business income (loss). Subtract line 20 from line 6	21	-1,940
Tax and Payments	22a	Excess net passive income or LIFO recapture tax (see instructions)	22a	
	b	Tax from Schedule D (Form 1120S)	22b	
	c	Add lines 22a and 22b (see instructions for additional taxes)	22c	0
	23a	2016 estimated tax payments and 2015 overpayment credited to 2016	23a	
	b	Tax deposited with Form 7004	23b	
	c	Credit for federal tax paid on fuels (attach Form 4136)	23c	
	d	Add lines 23a through 23c	23d	0
	24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐	24	
	25	**Amount owed.** If line 23d is smaller than the total of lines 22c and 24, enter amount owed	25	0
	26	**Overpayment.** If line 23d is larger than the total of lines 22c and 24, enter amount overpaid	26	0
	27	Enter amount from line 26 **Credited to 2017 estimated tax** ▶ 0 Refunded ▶	27	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date _____   Title PRESIDENT

May the IRS discuss this return with the preparer shown below (see inst.)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed	PTIN
HWEI HWEI RU		64/8/201		P01707597

Firm's name ▶ HRB TAX GROUP INC
Firm's address ▶ 655 HIGH ST   PALO ALTO CA 94301

Firm's EIN ▶ 431871840
Phone no. 6508588501

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120S** (2016)

FDA   16   1120S1   BWF 1120S   Form Software Copyright 1996-2017 HRB Tax Group, Inc.

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2017 or tax year beginning _____ , 2017, ending _____ , 20 ___

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2017

A Check if:

1a Consolidated return (attach Form 851) . . .
b Life/nonlife consoli-dated return . . . .
2 Personal holding co. (attach Sch. PH) . . .
3 Personal service corp. (see instructions) . . . .
4 Schedule M-3 attached . . . .

TYPE OR PRINT

Name	No., street, and room or suite no.	City/town, state, and ZIP code

EVERMEM INC
1053 STANFORD AVE
PALO ALTO CA 94306

B Employer identification no.
47-4654311

C Date incorporated
07-17-2015

D Total assets (see instructions)
$ 20,370

E Check if: (1) ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income	1a Gross receipts or sales	1a	27	#4
	b Returns and allowances	1b		
	c Balance. Subtract line 1b from line 1a	1c		27
	2 Cost of goods sold (attach Form 1125-A)	2		0
	3 Gross profit. Subtract line 2 from line 1c	3		27
	4 Dividends (Schedule C, line 19)	4		
	5 Interest	5		405 #1
	6 Gross rents	6		
	7 Gross royalties	7		
	8 Capital gain net income (attach Schedule D (Form 1120)) . . .	8		
	9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) .	9		
	10 Other income (see instructions—attach statement)	10		
	11 **Total income.** Add lines 3 through 10 . . . . ▶	11		432
Deduction (See instructions for limitations on deductions.)	12 Compensation of officers (see instructions—attach Form 1125-E) . ▶	12		14,350
	13 Salaries and wages (less employment credits)	13		10,925
	14 Repairs and maintenance	14		
	15 Bad debts	15		
	16 Rents	16		
	17 Taxes and licenses	17		8,784 #3
	18 Interest	18		
	19 Charitable contributions	19		0
	20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . . .	20		
	21 Depletion	21		
	22 Advertising	22		
	23 Pension, profit-sharing, etc., plans	23		
	24 Employee benefit programs	24		
	25 Domestic production activities deduction (attach Form 8903) . .	25		
	26 Other deductions (attach statement)	26		25,180 #5
	27 **Total deductions.** Add lines 12 through 26 . . . . ▶	27		59,239
	28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28		-58,807
	29a Net operating loss deduction (see instructions)	29a	0	
	b Special deductions (Schedule C, line 20)	29b		
	c Add lines 29a and 29b	29c		0
Tax, Refundable Credits, and Payments	30 **Taxable income.** Subtract line 29c from line 28. See instructions	30		-58,807
	31 Total tax (Schedule J, Part I, line 11)	31		0
	32 Total payments and refundable credits (Schedule J, Part II, line 21) . .	32		
	33 Estimated tax penalty. See instructions. Check if Form 2220 is attached . . ▶ ☐	33		
	34 **Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34		0
	35 **Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35		0
	36 Enter amt. from line 35 you want: **Credited to 2018 estimated tax** ▶ 0 **Refunded** ▶	36		0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules & statements, & to the best of my knowledge & belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____
Signature of officer

Date _____

CEO
Title

May the IRS discuss this return with the preparer shown below? see instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
HWEI HWEI RU		04/12/2018		P01707597

Firm's name ▶ HRB TAX GROUP INC

Firm's address ▶ 655 HIGH ST
PALO ALTO CA 94301

Firm's EIN ▶ 431871840

Phone no. (650)858-8501

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120** (2017)

FDA 17 11201 BWF 1120 Form Software Copyright 1996 – 2018 HRB Tax Group, Inc.